Exhibit 99.3

SHARE PURCHASE AGREEMENT

by and between

CHINA RAPID FINANCE LIMITED

and

TRUE NORTH FINANCIAL, LLC

Dated as of December 24, 2019

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made as of December 24, 2019, by and between:

(1)	China Rapid Finance Limited, a Cayman Islands exempted company with limited liability (the “Company”); and

(2)	True North Financial, LLC, a Delaware limited liability company (the “Purchaser”).

W I T N E S S E T H:

WHEREAS, the Company desires to issue, sell and deliver to the Purchaser, and the Purchaser desires to purchase from the Company, the Shares (as defined below) pursuant to the terms and subject to the conditions of this Agreement;

WHEREAS, the Company and the Purchaser desire to enter into this Agreement on the terms and conditions hereof.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. As used herein, the following terms shall have the meanings set forth below:

“ADSs” shall have the meaning ascribed to this term in Section 2.1.

“Affiliate” means, with respect to any specified Person, any Person that controls, is controlled by, or is under common control with such Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any specified Person, means the possession, directly or indirectly, individually or together with any other Person, of the power to direct or to cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by contract or otherwise.

“Agreement” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act for it hereunder.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the Cayman Islands, the State of New York, Shanghai or Hong Kong are required by Law to be closed.

“Closing” shall have the meaning ascribed to such term in Section 2.2(a).

“Company” has the meaning ascribed thereto in the preamble hereto.

“Company Financial Statements” shall have the meaning ascribed to this term in Section 3.1(h)(ii).

“Company Material Adverse Effect” means any event, development, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the condition, financial or otherwise, or on the results of operation, earnings, business, management, operations or business prospects of the Company and its Subsidiaries, taken as a whole.

“Company SEC Documents” shall have the meaning ascribed to this term in Section 3.1(h)(i).

“Constitution” means the certificate of incorporation, constitution, memorandum and articles of association or other constitutive documents, as amended.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, municipal or other government, any governmental, quasi-governmental, supranational, regulatory or administrative authority (including any governmental division, department, agency, commission, instrumentality, organization, unit or body, political subdivision, and any court or other tribunal) or any self-regulatory organization (including the NYSE) with competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Intellectual Property” means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents and applications therefor, including provisional applications, divisions, continuations, continuations-in-part, extensions, reexaminations and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; (iv) published and unpublished works of authorship, whether copyrightable or not (including, without limitation, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) other intellectual property or proprietary rights.

“Law” means any statute, law, ordinance, regulation, rule, code, order, judgment, writ, injunction, decree or requirement of law (including common law) enacted, issued, promulgated, enforced or entered by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, pledge, claim, security interest, easement, covenant, restriction, reservation, defect in title, encroachment or other encumbrance, lien (choate or inchoate), charge, equity, or other restriction or limitation, whether arising by contract or under Law.

“Note” shall have the meaning ascribed to this term in Section 2.1.

“NYSE” means The New York Stock Exchange.

“Permits” shall have the meaning ascribed to this term in Section 3.1(f)(v).

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, a joint venture, a joint stock company, a trust, an unincorporated organization or a Governmental Authority.

“Proceeding” means any action, suit, claim, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, investigation or public inquiry commenced, brought, conducted or heard by or before, or otherwise involving, any arbitrator, arbitration panel, court or other Governmental Authority.

“Purchaser” shall have the meaning ascribed to this term in the preamble to this Agreement.

“Purchaser Material Adverse Effect” means any event, development, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the authority or ability of the Purchaser to perform its obligations under this Agreement.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Shares” shall have the meaning ascribed to this term in Section 2.1.

“Subsidiary” means, as of the relevant date of determination, with respect to any Person (the “subject entity”), (i) any Person (x) more than fifty percent (50%) of whose shares or other interests entitled to vote in the election of directors or (y) more than fifty percent (50%) interest in the profits or capital of such Person are owned or controlled directly or indirectly by the subject entity or through one (1) or more Subsidiaries of the subject entity, (ii) any Person, including for the avoidance of doubt any “variable interest entity,” whose financial statements, or portions thereof, are or are intended to be consolidated with the financial statements of the subject entity for financial reporting purposes in accordance with IFRS or (iii) any Person with respect to which the subject entity has the sole power to control or otherwise direct the business and policies of that entity directly or indirectly through another subsidiary or otherwise.

“Transaction Documents” shall have the meaning ascribed to this term in Section 3.1(a).

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) The words “party” and “parties” shall be construed to mean a party or the parties to this Agreement, and any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(b) When a reference is made in this Agreement to a section or clause, such reference is to a section or clause of this Agreement.

(c) The headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement.

(d) Whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation.”

(e) The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f) All terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(g) The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

(h) The use of “or” is not intended to be exclusive unless expressly indicated otherwise.

(i) The term “US$” means United States Dollars.

(j) The word “will” shall be construed to have the same meaning and effect as the word “shall.”

(k) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or related to such legislation.

(l) References herein to any gender include the other gender.

(m) The parties hereto have each participated in the negotiation and drafting of this Agreement and if any ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or any interim drafts thereof.

ARTICLE II
PURCHASE AND SALE OF THE SHARES; OTHER AGREEMENTS

Section 2.1 Sale and Issuance of the Shares. Subject to the terms and conditions of this Agreement at the Closing, the Company agrees to issue and sell 37,985,203 Class A ordinary shares, par value $0.0001 per share at a purchase price of $0.193 per share for a total price of $7,331,144, and 3,465,574 Class B ordinary shares, par value $0.0001 per share at a purchase price of $0.193 per share for a total price of $668,856 (collectively, the “Shares”), to the Purchaser, and, in exchange, the Purchaser agrees to subscribe for and purchase the Shares from the Company in exchange for a promissory note with a principal amount equal to US$8.0 million, a form of which is attached hereto as Exhibit A (the “Note”).  For the avoidance of doubt, the 37,985,203 Class A ordinary shares will be exchangeable for 3,798,520 American Depositary Shares (“ADSs”) and the 3,465,574 Class B ordinary shares are convertible at the option of the holder into 3,465,574 Class A ordinary shares, which will be exchangeable for 346,557 ADSs, for a collective total of 4,145,077 ADSs.

Section 2.2 Closing.

(a) The consummation of the transactions described in Section 2.1 (the “Closing”) shall occur on the date hereof, or such other time as the parties hereto shall mutually agree in writing. At the Closing, (i) the Company shall deliver to the Purchaser a confirmation that the Shares have been purchased by the Purchaser and the Company’s transfer agent has been instructed to record such transaction on the Company’s Register of Members, to be followed as soon as practicable after the Closing by the provision of evidence that the Shares have been registered in the name of the Purchaser on the Company’s Register of Members, and (ii) the Purchaser shall deliver to the Company the fully executed Note. Performance by each party under this Section 2.2 shall be tendered against performance by the other party of such other party’s obligations under this Section 2.2.

(b) The Closing shall take place at the offices of Pearl, Cohen, Zedek, Latzer & Baratz 1500 Broadway, 12th Floor, New York, NY 10036, or at such other place as the parties hereto shall mutually agree in writing.

Section 2.3 Registration Rights. Within 30 Business Days of the date of this Agreement (but in no event prior to the repayment of the Note), the Company and the Purchaser shall enter into an agreement upon terms acceptable to both such parties wherein the Company shall grant to the Purchaser registration rights with respect to the Shares (with respect to the Class B ordinary shares that constitute a portion of the Shares, such registration rights will relate to the the Class A ordinary shares into which such Class B ordinary shares are convertible).  The registration rights granted pursuant to this Section 2.3 shall be substantially similar to those granted to the Company’s holders of Series C Preferred Stock prior to the Company’s initial public offering.

Section 2.4 Board Matters. Following such time when the Note is fully repaid, and for so long as the Purchaser holds 75% of the Shares issued hereunder, the Purchaser shall have the right to designate two persons (the “Designees”) to the Company’s Board of Directors, which Designees shall be promptly appointed to the Board of Directors by resolution of the then-current Board.  Such appointments shall be subject to the ratification by the Company’s shareholders at the subsequent general meeting.  The selection of the individual Designees shall be subject to the reasonable satisfaction of the Company’s current Board of Directors.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Purchaser as follows:

(a) Organization, Good Standing and Qualification. The Company has been duly incorporated, is validly existing as an exempted company with limited liability in current good standing under the Laws of the Cayman Islands. The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in current good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Authorization. The Company has all requisite corporate power to enter into this Agreement and the Note (collectively, the “Transaction Documents”) and to carry out and perform its obligations under the terms of the Transaction Documents. The execution, delivery and performance of the Transaction Documents by the Company and the issuance of the Shares in accordance with its terms have been duly authorized by all necessary corporate action on the part of the Company. The Transaction Documents have been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the Purchaser, constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally.

(c) Valid Issuance of the Shares. The Shares have been duly and validly issued, fully paid and non-assessable, and are not subject to any pre-emptive or similar rights.

(d) No Violation. The execution, delivery and performance by the Company of each of the Transaction Documents, the issuance of the Shares and the consummation of the other transactions contemplated hereby and thereby does not and will not (i) contravene, conflict with, or result in a breach or violation of, any provision of applicable Law or the Constitution of the Company, (ii) contravene, conflict with, or result in a breach or violation of, or result in the default of any of terms or provisions of, or constitute a default under, any license or certificate, contract, indenture, mortgage, deed of trust, loan or credit agreement, note, franchise, all licenses, certificates, authorizations, concessions, approvals, orders and permits, lease or other agreement or instrument binding upon the Company or (iii) contravene, conflict with, or result in a breach or violation of, or constitute a default under, any applicable Governmental Order, except where such defaults under sub-section (ii) and (iii) would not, individually or in the aggregate, result in a Company Material Adverse Effect.

(e) Governmental Consents and Approvals. Subject to the truth and accuracy of the representations and warranties of the Purchaser in Section 3.2, the execution, delivery and performance by the Company of each of the Transaction Documents does not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority.

(f) Compliance with Applicable Laws; Permits.

(i) The Company (A) is in compliance with applicable Laws and (B) to the knowledge of the Company, since December 31, 2018 through the date hereof, has not received notice from any Governmental Authority alleging that the Company is in violation of any applicable Law, except, in the case of each of clauses (A) and (B), for such non-compliance and violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect and except as disclosed in the Company SEC Documents. Except as disclosed in the Company SEC Documents, as of the date of this Agreement, no investigation or review by any Governmental Authority with respect to the Company is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any Governmental Authority indicated an intention to conduct the same.

(ii) Except in each case as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect and except as disclosed in the Company SEC Documents, (A) the Company has, and at all times since December 31, 2018 through the date hereof have had and have been in compliance with, all licenses, permits, qualifications, accreditations, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders of any Governmental Authority (collectively, the “Permits”), and have made all necessary filings required under applicable Laws, necessary to conduct the business of the Company, (B) since December 31, 2018 through the date hereof, the Company has not received any written notice of any violation of or failure to comply with any Permit or any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit, and (C) each such Permit has been validly issued or obtained and is in full force and effect.

(g) Registration Rights. Except as set forth in this Agreement and the Company SEC Documents, the Company has not granted to any Person the right to require the Company to register its equity securities.

(h) SEC Matters; Financial Statements.

(i) None of the Company’s reports, schedules, forms, statements and other documents filed with the Securities and Exchange Commission (the “Company SEC Documents”) at the time of filing contained any untrue statement of a material fact or omitted to state a material fact required to make the statements contained therein, in light of the circumstances in which they were made, not misleading, except to the extent that such statements have been modified or superseded by later Company SEC Documents filed on a non-confidential basis filed prior to the date hereof.

(ii) The financial statements (including any related notes) contained in the Company SEC Documents (collectively, the “Company Financial Statements”): (A) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods covered thereby and (B) fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the periods covered thereby, except as disclosed therein and as permitted under the Exchange Act.

(i) No Material Adverse Change. No Material Adverse Change has occurred with respect to the business, assets, liabilities, operations, condition (financial or otherwise), or operating results of the Company since the most recent Company Financial Statements disclosed by the Company in its Company SEC Documents.

(j) Litigation.

(i) Except as set forth in the Company SEC Documents, as of the date of this Agreement, there is no pending Proceeding, and, to the knowledge of the Company, since December 31, 2018 through the date hereof, no Person has threatened to commence any Proceeding: (i) against the Company or any director or officer thereof (in their capacity as such), in each case, as would have, if decided adversely, individually or in the aggregate, a Company Material Adverse Effect or (ii) that challenges, or would reasonably be expected to have the effect of making illegal, restraining, enjoining or otherwise prohibiting or preventing the transactions contemplated by the Transaction Documents.

(ii) There is no Governmental Order in effect to which the Company or its subsidiaries is a party or subject which materially interferes with the business of the Company and its subsidiaries as currently conducted, taken as a whole.

(k) Intellectual Property. Except as set forth in the Company SEC Documents, (A) the Company or one of its subsidiaries owns, or possesses the right to use, all of the Intellectual Property, licenses, permits and other authorizations that are reasonably necessary for the operation of its business, without conflict with the rights of any other Person, except for failures to so own, or so possess the right to use, that would not have a Company Material Adverse Effect; (B) to the best knowledge of the Company, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by the Company infringes upon any rights held by any other Person, except for such infringements that would not have a Company Material Adverse Effect; (C) To the knowledge of the Company, no claim or litigation regarding any of the foregoing is pending or, threatened, which, either individually or in the aggregate, could reasonably be expected to have a Company Material Adverse Effect.

(l) Title to Property. Except as set forth in the Company SEC Documents, the Company has good and marketable title to all material real property owned by the Company and good title to all other material properties owned by it, in each case, free and clear of all Liens except where failure to have good and marketable title to such real property or good title to all other properties owned by them would not, individually or in the aggregate, result in a Company Material Adverse Effect; all of the leases and subleases material to the business of the Company are valid, subsisting, enforceable and in full force and effect, and the Company has not received any notice of any material claim that has been asserted by anyone adverse to the rights of the Company under any of the material leases or subleases mentioned above, or affecting or questioning the rights of the Company to the continued possession of the leased or subleased premises under any such material lease or sublease.

(m) Investment Company. The Company is not, and immediately after receipt of payment for the Shares will not be, required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(n) Taxes.  The Company has filed all material tax returns that are required to have been filed by them pursuant to applicable Law, and have paid all material taxes due pursuant to such returns or pursuant to any assessment received by the Company, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided and except where the failure to file such tax returns would not result in a Company Material Adverse Effect and except as disclosed in the Company SEC Documents. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not, individually or in the aggregate, result in a Company Material Adverse Effect and except as disclosed in the Company SEC Documents.

(o) Brokers. Neither the Company nor any other Person authorized by the Company to act on its behalf has retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by the Transaction Documents whose fees the Purchaser would be required to pay.

(p) No Additional Representations. The Company acknowledges that the Purchaser makes no representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents or in any certificate delivered by the Purchaser to the Company in accordance with the terms hereof and thereof.

Section 3.2 Representations and Warranties of the Purchaser. In connection with the transactions provided for herein, the Purchaser hereby represents and warrants to the Company that:

(a) Existence and Power. The Purchaser is duly incorporated, validly existing and in good standing under the Laws of Delaware and has all necessary corporate power and authority to enter into each of the Transaction Documents, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

(b) Authorization. The execution, delivery and performance of this each of the Transaction Documents by the Purchaser has been duly authorized by all necessary corporate action on its part. Each of the Transaction Documents has been duly executed and delivered by the Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of Law or a court of equity, and by applicable bankruptcy, insolvency and similar Law affecting creditors’ rights and remedies generally. Without limiting the generality of the foregoing, no approval by its shareholders or members, as the case may be, is required in connection with any of the Transaction Documents, the performance by it of its obligations hereunder and thereunder, or the consummation by the Purchaser of the transactions contemplated hereby and thereby.

(c) Sophisticated Purchaser. The Purchaser acknowledges that it can bear the economic risk of its investment in the Shares, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Shares.

(d) No Violation. The execution, delivery and performance by the Purchaser of each of the Transaction Documents does not and will not (i) violate, conflict with or result in the breach of any provision of its Constitution, (ii) subject to the truth and accuracy of the representations and warranties of the Company herein, conflict with or violate any Law or Governmental Order applicable to it or any of its assets, properties or businesses or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which it is a party or result in the creation of any Liens upon any of its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such conflict, violation, default, termination, amendment, acceleration, suspension, revocation or cancellation that would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(e) Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of each of the Transaction Documents does not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority.

(f) Private Placement. The Purchaser understands that (a) the Shares have not been registered under the Securities Act or any state securities Laws, by reason of its issuance by the Company in a transaction exempt from the registration requirements thereof and (b) the Shares may not be sold unless such disposition is registered under the Securities Act and applicable state securities Laws or is exempt from registration thereunder. (i) The Purchaser has such knowledge and experience in financial and business matters that it is capable of independently evaluating the risks and merits of purchasing the Shares; (ii) the Purchaser has independently evaluated the risks and merits of purchasing the Securities and has independently determined that the Shares are a suitable investment for it; and (iii) the Purchaser has sufficient financial resources to bear the loss of its entire investment in the Shares.  The Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

(h) (a) Without prejudice to the Company’s representations and warranties set forth in Section 3.1, the Purchaser has had access to all public information filed or furnished by the Company to the SEC without undue difficulty and have made such investigation with respect to the Company and the Shares, as it deems necessary to make its investment decision; (b) the Purchaser has made its own assessment and has satisfied itself concerning the tax, legal, regulatory and financial considerations relevant to its investment in the Shares; and (c) the Purchaser has had the opportunity to ask questions concerning the terms and conditions of each of the Transaction Documents.

(i) No Additional Representations. The Purchaser acknowledges that the Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in each of the Transaction Documents or in any certificate delivered by the Company to the Purchaser in accordance with the terms hereof and thereof.

ARTICLE IV
MISCELLANEOUS

Section 4.1 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, except as expressly provided in this Agreement.

Section 4.2 Governing Law; Selection of Forum; Submission to Jurisdiction; Service of Process.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW. The Company irrevocably consents and agrees, for the benefit of the Purchaser, that any legal action, suit or proceeding against it with respect to obligations, liabilities or any other matter arising out of or in connection with this Agreement or the transactions contemplated herein or therein shall be brought in the courts of the State of New York or the courts of the United States located in the Borough of Manhattan, New York City, New York and hereby (i) irrevocably consents and submits to the exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any action, suit or proceeding for itself in respect of its properties, assets and revenues, (ii) waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement or the transactions contemplated herein or therein brought in any such court, (iii) waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 4.4.  In the event of litigation between the Company and the Purchaser relating to this Agreement, the prevailing party shall be entitled to an award of costs of the litigation, including reasonable legal fees.

Section 4.3 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 4.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given, made or received (i) on the date of delivery if delivered in person, (ii) on the date of confirmation of receipt of transmission by facsimile or other form of electronic delivery (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or (iii) three (3) Business Days after deposit with an internationally recognized express courier service to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4.4):

If to the Company, to:

China Rapid Finance Limited

Attn: CFO

Room 7-705, Zhongjidasha Plaza

819-1 Yinxianglu Road, Nanxiang Township

Jiading, Shanghai, 201802

China

If to the Purchaser, to:

Michael Jaliman

Managing Partner

True North Financial LLC

931 Fifth Ave

New York, NY 10021

U.S.A.

Section 4.5 Fees and Expenses. Each party hereto shall pay all of its own fees and expenses (including attorneys’ fees) incurred in connection with this Agreement and the transactions contemplated hereby.

Section 4.6 Entire Agreement. This Agreement and the other documents delivered pursuant hereto constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties and/or their Subsidiaries and Affiliates with respect to the subject matter of this Agreement.

Section 4.7 Amendment. Any provision of this Agreement may be amended if, but only if, such amendment is in writing and is duly executed and delivered by or on behalf of each of the parties hereto.

Section 4.8 Waiver and Extension. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. No waiver of any representation, warranty, agreement, condition or obligation granted pursuant to this Section 4.8 or otherwise in accordance with this Agreement shall be construed as a waiver of any prior or subsequent breach of such representation, warranty, agreement, condition or obligation or any other representation, warranty, agreement, condition or obligation and no waiver of any condition granted pursuant to this Section 4.8 or otherwise in accordance with this Agreement shall be construed as a waiver of any representation, warranty, agreement or covenant to which such condition relates. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 4.9 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced under any applicable Law or any Governmental Order, such term or other provision shall be excluded from this Agreement and all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this

Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Company and the Purchaser shall negotiate together in good faith to modify this Agreement so as to effect the original intent of both the Company and the Purchaser as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 4.10 Public Disclosure. Without limiting any other provision of this Agreement, each of the Purchaser and the Company shall consult with the other and issue a joint press release with respect to the execution of this Agreement and the transactions contemplated hereby. Thereafter, neither the Company nor the Purchaser, nor any of their respective Subsidiaries, shall issue any press release or other public announcement or communication (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to the transactions contemplated hereby or thereby without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent a party’s counsel deems such disclosure necessary in order to comply with any Law or the regulations or policies of any securities exchange or other similar regulatory body (in which case the disclosing party shall give the other parties notice as promptly as is reasonably practicable of any required disclosure to the extent permitted by applicable Law), shall limit such disclosure to the information such counsel advises is required to comply with such Law or regulations, and if reasonably practicable, shall consult with the other party regarding such disclosure and give good faith consideration to any suggested changes to such disclosure from the other party. Notwithstanding anything to the contrary in this Section 4.10, (a) the Company may disclose this Agreement, the Note and the transactions contemplated hereby in a Form 6-K, (b) the Company may make such disclosure as is required under the relevant stock exchange rules or by the SEC and (c) each of the Purchaser and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not materially inconsistent with previous press releases, public disclosures or public statements made jointly by the Purchaser and the Company and do not reveal material, non-public information regarding the other parties or the transactions contemplated this Agreement.

Section 4.11 Waiver of Jury Trial. EACH OF THE COMPANY AND THE PURCHASER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 4.12 Further Assurances. From time to time, each party hereto shall execute and deliver to the other party hereto such additional documents and shall provide such additional information to such other party as such other party may reasonably require to carry out the terms of this Agreement and the Note.

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IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Agreement as of the date first above written.

CHINA RAPID FINANCE LIMITED

By:
Name:	Zhengyu Wang
Title:	CEO

TRUE NORTH FINANCIAL, LLC

By:
Name:
Title: